EXHIBIT 99.3

Press Release

For immediate release

Liminal BioSciences Announces Closing of Divestiture of Plasma Collection Centers and Enters into Option Agreement with Kedrion

LAVAL, CANADA, and CAMBRIDGE, ENGLAND –May 21, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, announced today that it has closed on the previously announced divestment of its 2 plasma collection centers, Prometic Plasma Resources Inc. and Prometic Plasma Resources (USA) Inc. (collectively, “PPRs”) to Kedrion S.p.A. (“Kedrion”).

Pursuant to the Share Purchase Agreement, the parties have also entered into an option agreement (“Option”) granting Kedrion the right to acquire the remainder of the Company’s plasma-derived therapeutics business by June 15, 2021, including the Ryplazim® (Plasminogen) (“Ryplazim®”) business operated through its subsidiaries, Prometic Bioproduction Inc., the Company’s plasma-derived therapeutics manufacturing facility, and Prometic Biotherapeutics Inc., holder of the potential biological license application (“BLA”) for Ryplazim®.

The total consideration received by Liminal for the 2 plasma collection centers and the Option, was USD 17 million, which was received upon closing. The ongoing costs of the plasma collection centers is, as a result of their sale, now assumed by Kedrion going forward. Should Kedrion exercise the aforementioned Option, the Company will receive further consideration of USD 5 million plus up to 70% of the net sale proceeds from any PRV that may potentially be issued alongside a possible approval of the BLA.

Press Release for immediate release	1

“We are very pleased to close on the sale of our plasma collection centers to Kedrion”, said Bruce Pritchard, the CEO of Liminal BioSciences’. “This transaction strengthens the Company’s financial position with net proceeds on closing of USD17 million. These proceeds will be used to support Liminal BioSciences’ strategic priorities including investing in activities to support the development of our small molecule pipeline.”

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of high unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. Liminal BioSciences’ lead small molecule product candidate, fezagepras (PBI-4050), is being evaluated in a Phase 1 multi-ascending dose clinical trial in in the UK to evaluate multiple-ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. A global Phase 2 clinical trial evaluating fezagepras for the treatment of patients with idiopathic pulmonary fibrosis (IPF) is anticipated to be initiated in the first half of 2022, subject to the results from the Phase 1 study.

Fezagepras was previously granted Orphan Drug Designation by the FDA and the European Medical Agency (EMA) for the treatment of IPF. Fezagepras has also been granted a Promising Innovative Medicines (PIM) designation by the Medicines and Healthcare products Regulatory Agency (MHRA) for the treatment of IPF.

Liminal BioSciences’ resubmitted a BLA in September 2020 with the FDA seeking approval to treat patients with clinical signs and symptoms associated with congenital plasminogen deficiency with its lead plasma-derived product candidate Ryplazim®(plasminogen) (“Ryplazim®”). The PDUFA target action date for Ryplazim® is June 5, 2021. Ryplazim® was previously granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Press Release for immediate release	2

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward-looking information includes statements concerning, among other things, statements with respect to: the closing of the transactions contemplated by the Share Purchase Agreement; the potential exercise of the Option; the utilization of proceeds from any such transaction; the target PDUFA action date for Ryplazim®; the receipt of a BLA or a PRV with respect to Ryplazim®; the potential of our product candidates and development of R&D programs and the timing of initiation or nature of preclinical and clinical trials.

These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: FDA review; the Company’s ability to consummate the transaction by the Share Purchase Agreement, including any potential exercise of the Option; the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s business operations, plasma collection, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

Press Release for immediate release	3

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

Press Release for immediate release	4